UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure report

LSI Industries Inc.
(Exact Name of Registrant as Specified in Charter)

Ohio	0-13375	31-0888951
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

10000 Alliance Road Cincinnati, Ohio	45242
(Address of Principal Executive Offices)	(Zip Code)

Jeffery S. Bastian	1-513-793-3200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019. ☐

Section 1 - Conflict Minerals Disclosure

Items 1.01        Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

LSI Industries Inc. ("LSI" or the "Company") evaluated its products during the year ended December 31, 2019 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold. As a result, the Company has filed a Conflict Minerals Report ("CMR"). A copy of the Company's CMR is also publicly available at www.lsi-industries.com.

Item 1.02        Exhibits

A copy of the Company's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference.

Section 2 - Exhibits

(d) Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LSI INDUSTRIES INC.

BY: /s/ Jeffery S. Bastian
Jeffery S. Bastian
Vice President and Chief Accounting Officer
May 29, 2020